1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: __________.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of Jume 2007
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2007.
1)	The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	May 31, 2007	June 30, 2007	Changes
Chairman	Morris Chang	116,057,019	116,637,208	580,189
Director & Supervisor	National Development Fund, Exeutive Yuan	1,629,084,227	1,637,228,303	8,144,076
Vice Chairman	F. C. Tseng	37,644,647	37,632,589	-12,058
Director	Stan Shih	1,458,244	1,465,534	7,290
Director, President & CEO	Rick Tsai	27,253,033	31,589,025	4,335,992
Senior Vice President	Kenneth Kin	4,040,712	6,100,912	2,060,200
Senior Vice President	Stephen T. Tso	12,549,960	14,542,599	1,992,639
Senior Vice President	C. C. Wei	6,332,457	8,314,114	1,981,657
Senior Vice President	Mark Liu	10,528,953	12,591,439	2,062,486
Vice President	M. C. Tzeng	6,121,082	7,156,682	1,035,600
Vice President & General Counsel	Richard Thurston	2,503,369	3,770,833	1,267,464
Vice President & CFO	Lora Ho	4,449,431	5,771,674	1,322,243
Vice President	P. H. Chang	2,612,397	3,775,456	1,163,059
Vice President	Wei Jen Lo	960,576	2,215,378	1,254,802
Vice President	Jason Chen	865,991	1,996,270	1,130,279
Vice President	Fu-Chieh Hsu	175,000	1,500,874	1,325,874
Vice President	Yuan-Chen Sun	4,488,385	5,595,698	1,107,313
Senior Director	L.C. Tu	8,168,400	8,842,786	674,386
Senior Director	Jan Kees van Vliet	1,033,562	1,623,356	589,794
2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares : None.

			Accumulated number of common
Title	Name	Date of clear plage	shares pledged as of June 30, 2007
Vice President	M. C. Tzeng	22/06/2007	0
3)	The acquisition of assets:

Description of assets	Purchase price
Machinery Equipment	NT$3,150,801,558
4)	The disposition of assets :

Description of assets	Sell price
Bond Funds	NT$11,916,296,201

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 25, 2007	By	/s/Lora Ho
Lora Ho Vice President & Chief Financial Officer